

June 3, 2011

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

**Re: United Rentals, Inc.
            United Rentals (North America), Inc.
            Form 10-K for the year ended December 31, 2010
            File Nos. 1-14387 and 1-13663**

Dear Mr. Plummer:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    John Cash
                    Branch Chief